FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE VICTORIA 3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

/s/ Garry F Nolan

Date:	15 July 2004	Title:	Company Secretary

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Group Corporate Affairs

National Australia Bank Limited ABN 12004044937

ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Wednesday 14 July 2004

Shares issued under DRP underwriting

Pursuant to the announced underwriting arrangements for the dividend reinvestment plan and bonus share plan in respect of the interim dividend of 83 cents per share announced on 12 May 2004, the National has today issued 22,959,461 ordinary shares to the underwriter (the “Issue”), at an issue price of $29.8758 per share.

In accordance with paragraph 5(e) of section 708A of the Corporations Act 2001 (Cth) (the “Act”), the National notifies that:

(a)                                  in relation to the Issue, the National issued the shares without disclosure to investors under Part 6D.2 of the Act;

(b)                                 this notice is being given under section 708A(5)(e) of the Act; and

(c)                                  as at the date of this notice, the National has complied with (i) the provisions of Chapter 2M of the Act, as they apply to the National, and (ii) section 674 of the Act.

Garry Nolan

Company Secretary

Group Corporate Affairs

National Australia Bank Limited ABN 12004044937

Media Release	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, 14 July 2004

National Australia Bank announces agreement with The Bank of New York for UK trustee, custody and related services

National Australia Bank today announced it plans to close its National Custodian Services UK operations and has reached an agreement to transfer its clients to The Bank of New York, subject to the approval of clients.  The agreement does not involve a transfer of business infrastructure or a legal entity.

National Custodian Services (NCS) UK provides custody, trustee & depositary and fund administration for institutional clients from its base in Glasgow.

This agreement represents an enhancement of a strong relationship with The Bank of New York, which is the National’s global custodian for offshore assets.

Mr Tony O’Grady, General Manager, NCS, said: “The National is a market leader for custody and investment administration services in Australia and New Zealand, and will continue to offer a full range of securities services in those markets.  However within the UK, ongoing market consolidation and increased price competition mean that we would be unable to remain profitable in this business in the UK in the long term.

“We are contacting our UK clients today to inform them of this decision and to organise meetings to introduce them to The Bank of New York and to outline the proposed process.  Assuming client agreement, the transfer to The Bank of New York is expected to be achieved over a period of six months.  Clients will continue to receive services from the National until their transfers are complete.”

Mr O’Grady said the decision would impact approximately 140 roles in NCS UK.  Employees are being informed of the decision and meetings will be held with all staff and the union (UNIFI) to discuss options available to them.

The agreement with The Bank of New York does not affect the National’s other European operations.

Tim Keaney, Executive Vice President and Head of Europe for The Bank of New York said: “This agreement further strengthens our relationship with the National, and demonstrates our leadership position in the field of UK custody, trustee & depository and fund administration.  We are looking forward to working with our new clients and are confident of providing a seamless transition and a high quality service.”

The terms of the agreement will not be disclosed.

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Note for Editors

National Australia Bank Limited was advised by Lazard & Co., Limited (“Lazard”) regarding the transfer of NCS UK.  Lazard is acting for National Australia Bank Limited in connection with the transfer and no-one else, and will not be responsible to anyone other than National Australia Bank Limited for providing the protections offered to clients of Lazard, nor for providing advice in relation to the transfer.

About National Custodian Services

National Custodian Services (NCS) is a division of National Australia Bank Corporate & Institutional Banking Division.  NCS is the largest Australian custodian and has been providing settlement and custody services to domestic and international institutions covering all classes of securities since 1950.

The National has offered custodian services in the UK since 1987.  NCS UK offers trustee and depositary services, custody, sub-custody and fund administration to a wide range of clients.  NCS UK also provides ancillary services, such as cash management, securities lending administration and foreign exchange services.  NCS UK has approximately A$102.4 billion in assets under custody.

About the National

The National Group is an international financial services group operating across four continents and 15 countries including Australia, the United States, the United Kingdom, New Zealand and Asia.  As at 30 September 2003, the National had total assets of over A$397billion, assets under management and administration of almost A$73 billion, assets under custody and administration of A$311 billion, almost eight million banking and more than 2.8 million wealth management customers globally and was ranked as one of the 50 largest financial services companies in the world by profit.

About Bank of New York

The Bank of New York Company, Inc. (NYSE: BK) is a global leader in securities servicing for issuers, investors and financial intermediaries.  The Company plays an integral role in the infrastructure of the capital markets, servicing securities in more than 100 markets worldwide.

The Company provides quality solutions through leading technology for global corporations, financial institutions, asset managers, governments, non-profit organizations, and individuals.  Its principal subsidiary, The Bank of New York, founded in 1784, is the oldest bank in the United States and has a distinguished history of serving clients around the world through its five primary businesses: Securities Servicing and Global Payment Services, Private Client Services and Asset Management, Corporate Banking, Global Market Services, and Retail Banking.

Additional information on the Company is available at www.bankofny.com.

Media Enquiries to:

National Australia Bank	Bank of New York
In London: Tim Pie: + 44 (0)20 7710 2146 work	In London: Ivan Royle + 44 (0)20 7964 6119 work

In Melbourne: Brandon Phillips + 61 (0)3 8641 3857 work + 61 (0) 419 369 058 mobile

Samantha Evans + 61 (0)3 8641 4982 work + 61 (0) 404 883 509 mobile

Or visit www.nabgroup.com

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